UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE

ACT OF 1934

For the month of March 2012

Commission File Number 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

200 Bloor Street East,

North Tower 10

Toronto, Ontario, Canada M4W 1E5

(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit
99.1	2011 Annual Report
99.2	Notice of Annual Meeting of Shareholders
99.3	Proxy Circular
99.4	Shareholder Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Angela Shaffer
Name: Angela Shaffer
Title: Vice President and Corporate Secretary

Date: March 23, 2012

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	2011 Annual Report
99.2	Notice of Annual Meeting of Shareholders
99.3	Proxy Circular
99.4	Shareholder Proxy Form